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                                   FORM 15
     [As adopted in Release No. 34-20784, March 22, 1984, 49 F.R. 12688]

                     SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under
          Section 13 and 15(d) of the Securities Exchange Act of 1934.

                           Commission File Number

                                 33-40782

            (Exact name of registrant as specified in its charter)

                         JETFLEET AIRCRAFT II, L.P.

        (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                        1440 CHAPIN AVENUE, SUITE 310
                         BURLINGAME, CALIFORNIA 94010
                               (650) 696-3900

                   UNITS OF LIMITED PARTNERSHIP INTEREST
           (Title of each class of securities covered by this Form)


          (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


        Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)    /X/        Rule 12h-3(b)(1)(ii)     / /
     Rule 12g-4(a)(1)(ii)   / /        Rule 12h-3(b)(2)(i)      / /
     Rule 12g-4(a)(2)(i)    / /        Rule 12h-3(b)(2)(ii)     / /
     Rule 12g-4(a)(2)(ii)   / /        Rule 15d-6               / /
     Rule 12h-3(b)(1)(i)    / /

Approximate number of holders of record as of the certification or notice
date:        -0-
     --------------------

        Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


DATE: February 18, 1998               BY: AeroCentury Corp., successor-interest
                                          to JetFleet Aircraft II, L.P.
                                          By: /s/ Neal D. Crispin
                                          -------------------------------
                                                  Neal D. Crispin
                                                  President


Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.